UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended June 30, 2005

Northeast Utilities

(Name of registered holding company)

107 Selden Street, Berlin, CT 06037

(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller

Telephone Number:  860-665-2333

GENERAL INSTRUCTIONS

A.

Use of Form

1.

A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company.  The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2.

The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3.

Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4.

Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.

Statements of Monetary Amounts and Deficits

1.

Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2.

Deficits and other similar entries shall be indicated by either brackets or parentheses.  An explanation should be provided by footnote.

C.

Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).  A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company.  Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.

Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b).  All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

Instructions

1.

Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2.

Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof.  Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3.

Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4.

Provide a narrative description of each reporting company's activities during the reporting period.

Name of Reporting Company	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business	Activities Reported During the Period

NU Enterprises, Inc.	Holding	01/04/99	Connecticut	100% by Northeast Utilities	Unregulated businesses holding company	(A)

Select Energy, Inc.	Energy	09/26/96	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(B)/(S)

Northeast Generation Services Company	Energy	01/04/99	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(C)

Select Energy Services, Inc.	Energy	06/19/90	Massachusetts	100% by NU Enterprises, Inc.	Energy-related activities	(D)

Reeds Ferry Supply Co., Inc.	Energy	07/15/64	New Hampshire	100% by NU Enterprises, Inc. *	Energy-related activities	(E)

HEC/Tobyhanna Energy Project, Inc.	Energy	09/28/99	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(F)

Select Energy Contracting, Inc.	Energy	10/12/94	Massachusetts	100% by NU Enterprises, Inc. *	Energy-related activities	(G)

Yankee Energy System, Inc.	Holding	02/15/00	Connecticut	100% by Northeast Utilities	Public Utility Holding Company	(H)

Yankee Energy Services Company	Energy	07/02/93	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(I)

R. M. Services, Inc.	Energy	11/22/94	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(J)

Acumentrics Corporation	Energy	09/13/00	Massachusetts	5% by NU Enterprises, Inc.	Energy-related activities	(K)

ERI/HEC EFA-Med, LLC	Energy	09/30/00	Delaware	50% by Select Energy Services, Inc.	Energy-related activities	(L)

E. S. Boulos Company	Energy	01/10/01	Connecticut	100% by Northeast Generation Services Company	Energy-related activities	(M)

NGS Mechanical, Inc.	Energy	01/24/01	Connecticut	100% by Northeast Generation Services Company	Provide mechanical construction and maintenance services	(N)

HEC/CJTS Energy Center LLC	Energy	03/02/01	Delaware	100% by Select Energy Services, Inc.	Facilitate construction financing	(O)

Select Energy New York, Inc.	Energy	02/13/96	Delaware	100% by Select Energy, Inc.	Energy-related activities	(P)

Woods Electrical Co., Inc.	Energy	07/18/02	Connecticut	100% by Northeast Generation Services Company	Provide electrical contracting services	(Q)

Greenport Power, LLC	Energy	02/13/03	Delaware	50% by Northeast Generation Services Company	Energy related construction activities	(R)

* Ownership transferred to NUEI on June 1, 2005.

(A)

NU Enterprises, Inc. (NUEI) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.  Pursuant to the decision announced on March 9, 2005, NUEI is in the process of divesting the energy services businesses (consisting of Select Energy Services, Inc., Reeds Ferry Supply Co., Inc., HEC/Tobyhanna Energy Project, Inc., Select Energy Contracting, Inc., ERI/HEC EFA-Med, LLC, E. S. Boulos Company, NGS Mechanical, Inc., HEC/CJTS Energy Center LLC and Woods Electrical Co., Inc.) and exiting the wholesale marketing business, conducted through Select Energy.

(B)

Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets, and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy, collectively with the affiliated businesses, provides a wide range of energy products and energy services. Select Energy is in the process of exiting the wholesale marketing business.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, District of Columbia, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.  Additionally, Select Energy is a licensed electricity supplier in the state of Ohio.

(C)

Northeast Generation Services Company (NGS) provides a full range of asset management and operation and maintenance services for affiliated-owned assets.  NUEI intends to retain NGS.

(D)

Select Energy Services, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E)

Reeds Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F)

HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G)

Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H)

Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I)

Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J)

R. M. Services, Inc. is inactive as of June 30, 2004.

(K)

Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L)

ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  Under the contract, the United States Navy will issue delivery orders for energy services work at United States government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom.  ERI/HEC will designate either ERI Services, Inc. or Select Energy Services, Inc. to perform each of the delivery orders.  ERI Services, Inc. and Select Energy Services, Inc. each own 50 percent of the ERI/HEC.

(M)

E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts.  Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N)

NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support.  NGSM is registered to do business in Connecticut, Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O)

HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.  HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P)

Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q)

Woods Electrical Co., Inc. (Woods Electrical) is in the electrical contracting business mainly in Connecticut.  Woods Electrical is registered to do business in Connecticut, New York, Massachusetts, Maine and New Hampshire.

(R)

Greenport Power LLC (Greenport) was a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons Greenport LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport - Long Island, New York. Hawkeye Electric, which is not an affiliate of NU, and NGS each owned 50 percent of Greenport.  Greenport was dissolved on July 21, 2005.

Foreign Activity

(S)

Select Energy engaged in purchases of natural gas in Canada, aggregating 70.6 million cubic feet in the quarter ended June 30, 2005.

ITEM 2 - ISSUANCE AND RENEWAL OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security	Company Contributing Capital	Amount of Capital Contribution

Select Energy, Inc.	No transactions this quarter.

Northeast Generation Services Company	No transactions this quarter.

Select Energy Contracting, Inc.	No transactions this quarter.

Reeds Ferry Supply Co., Inc.	No transactions this quarter.

HEC/Tobyhanna Energy Project, Inc.	No transactions this quarter.

Yankee Energy Services Company	No transactions this quarter.

ERI/HEC EFA-Med, LLC	No transactions this quarter.

E.S. Boulos Company	No transactions this quarter.

NGS Mechanical, Inc.	No transactions this quarter.

HEC/CJTS Energy Center LLC	No transactions this quarter.

Select Energy New York, Inc.	No transactions this quarter.

Woods Electrical Co., Inc.	No transactions this quarter.

The table does not include securities issued through the NU Money Pool which issuances are reported pursuant to a Rule 24 Certificate in File 70-9755.

ITEM 3 - ASSOCIATE TRANSACTIONS

Instructions

1.

This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction.  A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2.

Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

Part I - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Total Amount Billed* Three Months Ended June 30, 2005
			(Thousands of Dollars)
Northeast Generation Services Company	Northeast Generation Company	Power Plant	$6,648	1

Northeast Generation Services Company	Northeast Utilities Service Company	Engineering and Miscellaneous Services	$15

Northeast Generation Services Company	The Connecticut Light and Power Company	Engineering and Miscellaneous Services	$12

Northeast Generation Services Company	Holyoke Water Power Company	Power Plant	$9,198	2

Northeast Generation Services Company	Western Massachusetts Electric Company	Engineering and Miscellaneous Services	$3

Northeast Generation Services Company	Select Energy Services, Inc.	Power Plant	$240

Northeast Generation Services Company	E. S. Boulos Company	Electrical and Construction Services	$3

Northeast Generation Services Company	Public Service Company of New Hampshire	Electrical, Engineering and Miscellaneous Services	$40

Northeast Generation Services Company	Yankee Gas Services	Electrical, Engineering and Miscellaneous Services	$1

Northeast Generation Services Company	Select Energy, Inc.	Power Plant, Mechanical and Miscellaneous Services	$2

Northeast Generation Services Company	Greenport Power LLC	Engineering Services	$5

Woods Electrical Co, Inc.	Northeast Generation Company	Electrical and Construction Services	$9

Woods Electrical Co, Inc.	The Connecticut Light and Power Company	Electrical and Construction Services	$14

Woods Electrical Co., Inc.	Yankee Gas Services Company	Electrical and Construction Services	$1

Woods Electrical Co., Inc.	Woods Network Services, Inc.	Electrical and Construction Services	$28

Woods Electrical Co., Inc.	Northeast Generation Services Company	Electrical and Construction Services	$2

Woods Electrical Co., Inc.	E. S. Boulos	Electrical and Construction Services	$9

E.S. Boulos Company	The Connecticut Light and Power Company	Electrical and Construction Services	$882	3

E.S. Boulos Company	Public Service Company of New Hampshire	Electrical and Construction Services	$75

E.S. Boulos Company	Select Energy Services, Inc.	Electrical and Construction Services	$2,034

E.S. Boulos Company	Northeast Generation Company	Electrical and Construction Services	$17

E.S. Boulos Company	Northeast Generation Services Company	Electrical and Construction Services	$77	4

E.S. Boulos Company	Woods Electrical Co., Inc.	Electrical and Construction Services	$9

Reeds Ferry Supply Co., Inc.	Select Energy Contracting, Inc.	Wholesale Purchasing Services	$130

Select Energy Contracting, Inc.	Select Energy Services, Inc.	Electrical and Mechanical Services	$666	5

Select Energy, Inc.	Select Energy New York, Inc.	Miscellaneous Services	$28,551

Select Energy, Inc.	Northeast Utilities	Miscellaneous Services	$9

Select Energy, Inc.	Northeast Utilities Service Company	Miscellaneous Services	$885

Select Energy, Inc.	Western Massachusetts Electric Company	Miscellaneous Services	$154

Select Energy New York, Inc.	Select Energy Services, Inc.	Miscellaneous Services	$2

1 Includes cost of capital of $123.

2 Includes cost of capital of $60.

3 Includes cost of capital of $51.

4 Includes cost of capital of $5.

5 Includes cost of capital of $27.

*Total amount billed includes direct costs, overhead and a return.

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed* Three Months Ended June 30, 2005
			(Thousands of Dollars)
Northeast Generation Company	Northeast Generation Services Company	Miscellaneous Services	$218

Northeast Utilities	Select Energy, Inc.	Miscellaneous Services	$177

The Connecticut Light and Power Company	Northeast Generation Services Company	Miscellaneous Services	$13

Holyoke Water Power Company	Northeast Generation Services Company	Miscellaneous Services	$158

Western Massachusetts Electric Company	Northeast Generation Services Company	Miscellaneous Services	$55

Northeast Utilities Service Company	Select Energy New York, Inc.	Miscellaneous Services	$84

Northeast Utilities Service Company	Northeast Generation Services Company	Miscellaneous Services	$1,047

Northeast Utilities Service Company	Select Energy, Inc.	Miscellaneous Services	$4,745

Northeast Utilities Service Company	NGS Mechanical, Inc.	Miscellaneous Services	$1

Select Energy Services, Inc.	HEC/Tobyhanna Energy Project, Inc.	Engineering Services	$463

Select Energy Services, Inc.	Northeast Generation Services Company	Engineering Services	$506	1

1 Includes cost of capital of $59.

* Total amount billed includes direct costs, overhead and a return.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
		(Thousands of Dollars)

Total consolidated capitalization as of	06/30/05	$6,885,062		line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)		1,032,759

Additional investment allowed through 6/30/07 *		500,000
		1,532,759		line 2
Total Allowed (greater of $50 million or line 2)			$ 1,532,759	line 3

Total current aggregate investment:
Select Energy, Inc. and Subsidiary		1,063,003
Northeast Generation Services Company		21,011
Select Energy Contracting, Inc.		5,972
Woods Electrical Co., Inc.		17,871
Reeds Ferry Supply Co., Inc.		(290)
HEC/Tobyhanna Energy Project, Inc.		-
Yankee Energy Services Company		7,882
E.S. Boulos Company		7,576
NGS Mechanical, Inc.		10
Acumentrics Corporation		-
Greenport Power, LLC		501
ERI/HEC EFA-Med, LLC		9
HEC/CJTS Energy Center LLC		12
Current aggregate investment			1,123,557
Elimination **			12,541
Total current aggregate investment			1,111,016	line 4
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system (line 3 less line 4)			$421,743	line 5

*Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

**Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

Instruction
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
	(Thousands of Dollars)
Energy-Related	$23,729	$16,962	Equity earnings and ESOP

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.

Financial Statements

1.

Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest.  For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2.

For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto.  Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3.

If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4.

Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.

Exhibits

1.

Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2.

A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit.  The certificate shall provide the names and addresses of the state commissions.

A.

Financial Statements

Select Energy, Inc. and Subsidiary:

 Consolidated Balance Sheet - As of June 30, 2005

 Consolidated Statements of Operations - Three and six months ended June 30, 2005

Northeast Generation Services Company (Parent):

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Select Energy Contracting, Inc.:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Reeds Ferry Supply Co., Inc.:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

HEC/Tobyhanna Energy Project, Inc.:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Yankee Energy Services Company:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

ERI/HEC EFA-Med, LLC:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

E.S. Boulos Company:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

NGS Mechanical, Inc.:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

HEC/CJTS Energy Center LLC:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Woods Electrical Co., Inc.:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Greenport Power, LLC:

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

Acumentrics Corporation:

 Not available

R. M. Services, Inc.:

 Inactive as of June 30, 2004

Northeast Utilities (Parent):

 Balance Sheet - As of June 30, 2005

 Statements of Income – Three and six months ended June 30, 2005

B.

Exhibits

Exhibit No.

Description

6.B.1.1

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1

The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard

Acting Executive Secretary

Department of Public Utility Control

10 Franklin Square

New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary

Massachusetts Department of Telecommunications and Energy

100 Cambridge Street

Boston, MA 02202

Mr. Thomas B. Getz

Executive Director and Secretary

State of New Hampshire

Public Utilities Commission

8 Old Suncook Road, Building One

Concord, NH 03301-7319

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 16,448
Special deposits	82,212
Receivables, less provision for uncollectible accounts of $7,561	401,172
Accounts receivable from affiliated companies	28,774
Unbilled revenues	40,433
Taxes receivable	38,575
Derivative assets - current	227,947
Prepaid option premiums	14,593
Natural gas mark-to-market deposit	48,421
Prepayments and other	69,271
967,846

Property, Plant and Equipment:
Competitive energy	11,646
Less: Accumulated depreciation	4,585
7,061
Construction work in progress	1,093
8,154

Deferred Debits and Other Assets:
Goodwill	3,200
Purchased intangible assets, net	2,455
Accumulated deferred income taxes	62,095
Derivative assets - long-term	191,340
Other	893
259,983

Total Assets	$ 1,235,983

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 94,700
Accounts payable	383,692
Accounts payable to affiliated companies	38,171
Derivative liabilities - current	293,783
Unearned option premiums	13,324
Counterparty deposits	102,172
Other	46,280
972,122

Deferred Credits and Other Liabilities:
Accrued pension	2,653
Derivative liabilities - long-term	350,368
Other	6,336
359,357

Capitalization:
Long-Term Debt from NU Parent	150,000

Common Stockholder's Equity:
Common stock, $1 par value - authorized
20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	286,181
Accumulated deficit	(534,599)
Accumulated other comprehensive income	2,922
Common Stockholder's Equity	(245,496)
Total Capitalization	(95,496)

Total Liabilities and Capitalization	$ 1,235,983

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 272,728	$ 1,114,740

Operating Expenses:
Operation -
Purchased power, net interchange power and capacity	263,135	1,113,015
Other	27,023	51,372
Wholesale contract market changes, net	69,574	258,466
Restructuring and impairment charges	1,045	8,269
Depreciation and amortization	778	2,369
Taxes other than income taxes	2,474	6,102
Total operating expenses	364,029	1,439,593
Operating Loss	(91,301)	(324,853)
Interest Expense, Net	3,580	6,798
Other Income, Net	777	881
Loss Before Income Tax Benefit	(94,104)	(330,770)
Income Tax Benefit	(37,346)	(122,291)
Net Loss	$ (56,758)	$ (208,479)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash and cash equivalents	$ 268
Receivables, less provision for uncollectible accounts of $4	2,589
Accounts receivable from affiliated companies	812
Notes receivable from affiliated companies	3,350
Taxes receivable	3,530
Unbilled revenues	1,417
Fuel, materials and supplies	3
Prepayments and other	528
12,497

Property, Plant and Equipment:
Competitive energy	3,650
Less: Accumulated depreciation	1,542
2,108
Construction work in progress	14
2,122

Deferred Debits and Other Assets:
Accumulated deferred income taxes	953
Investment in subsidiary companies	9,482
Other	10
10,445

Total Assets	$ 25,064

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 5,454
Accounts payable to affiliated companies	11,178
Other	1,365
17,997

Deferred Credits and Other Liabilities
Accrued pension	3,222
Other	1,050
4,272

Capitalization:
Long-Term Debt from NU Parent	5,000

Common Stockholder's Equity:
Common stock, $1 par value - 20,000 authorized
and 100 shares outstanding	-
Capital surplus, paid in	15,963
Accumulated deficit	(18,152)
Accumulated comprehensive loss	(16)
Common Stockholder's Equity	(2,205)
Total Capitalization	2,795

Total Liabilities and Capitalization	$ 25,064

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 13,390	$ 26,849

Operating Expenses:
Operation -
Other	9,583	18,668
Restructuring and impairment charges	-	645
Maintenance	3,185	5,663
Depreciation and amortization	91	192
Taxes other than income taxes	257	870
Total operating expenses	13,116	26,038
Operating Income	274	811
Interest Expense, Net	122	237
Other Loss, Net	(523)	(11,277)
Loss Before Income Tax (Benefit)/Expense	(371)	(10,703)
Income Tax (Benefit)/Expense	(56)	105
Net Loss	$ (315)	$ (10,808)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 3,075
Receivables, less provision for uncollectible account of $1,076	23,636
Materials and supplies	244
Prepayments and other	1,015
27,970

Property, Plant and Equipment:
Competitive energy	6,069
Less: Accumulated depreciation	4,684
1,385

Deferred Debits and Other Assets:
Accumulated deferred income taxes	3,375
Other	2,001
5,376
Total Assets	$ 34,731

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 6,453
Accounts payable to affiliated companies	16,077
Accrued taxes	140
Other	7,416
30,086

Capitalization:
Common Stockholder's Equity:
Common stock, $1 par value - 100,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,654
Accumulated deficit	(1,009)
Common Stockholder's Equity	4,645
Total Capitalization	4,645
Total Liabilities and Capitalization	$ 34,731

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 18,998	$ 40,599

Operating Expenses:
Operation	18,880	40,270
Restructuring and impairment charges	938	18,158
Maintenance	106	224
Depreciation	212	424
Total operating expenses	20,136	59,076
Operating loss	(1,138)	(18,477)
Interest Expense, Net	105	195
Other Loss, Net	(938)	(937)
Loss Before Income Tax Benefit	(2,181)	(19,609)
Income Tax Benefit	(776)	(5,794)
Net Loss	$ (1,405)	$ (13,815)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 5
Receivables, net	56
Total Assets	$ 61

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 56
Accounts payable to affiliated companies	295
351

Capitalization:
Common Stockholder's Equity:
Common stock, $0 par value - 200 shares
authorized and 100 shares outstanding	4
Capital surplus, paid in	(294)
Common Stockholder's Equity	(290)
Total Capitalization	(290)
Total Liabilities and Capitalization	$ 61

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

STATEMENTS OF INCOME
(Unaudited)	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 169	$ 325
Operating Expenses
Operation	169	326
Restructuring and impairment charges	-	247
Total operating expenses	169	573
Net Loss	$ -	$ (248)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Special deposits	$ 5,357
Receivables, net	781
6,138

Deferred Debits and Other Assets:
Contracts receivable	26,281
Unamortized debt expense	527
26,808
Total Assets	$ 32,946

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$ 644
Accounts payable to affiliated companies	7,552
Accrued taxes	207
Accrued interest	664
Other	261
9,328

Capitalization:
Long-Term Debt	22,423

Common Stockholder's Equity:
Common stock, $1 par value - 100 shares
authorized and outstanding	-
Retained earnings	1,195
Total Common Stockholder's Equity	1,195
Total Capitalization	23,618
Total Liabilities and Capitalization	$ 32,946

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Interest Expense, Net	$ 450	$ 904
Other Income	556	1,116
Income Before Income Tax Expense	106	212
Income Tax Expense	64	106
Net Income	$ 42	$ 106

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 36
Accounts receivable from affiliated companies	316
Notes receivable from affiliated companies	300
Taxes receivable	4
656

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,349
Investments and other	536
1,885

Total Assets	$ 2,541

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 3
Accounts payable to affiliated companies	19
Other	3
25

Common Stockholder's Equity:
Common stock, $0 par value - 10,000 shares
authorized, 200 shares outstanding	1
Capital surplus, paid in	7,881
Accumulated deficit	(5,366)
Common Stockholder's Equity	2,516
Total Capitalization	2,516

Total Liabilities and Capitalization	$ 2,541

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	20	23
Operating Loss	(20)	(23)
Other Loss, Net	(761)	(757)
Loss Before Income Tax Benefit	(781)	(780)
Income Tax Benefit	(158)	(69)
Net Loss	$ (623)	$ (711)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 18
Accumulated deficit	(17)
Common Stockholder's Equity	1
Total Capitalization	1
Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Receivables, less provision for uncollectible accounts of $10	$ 9,325
Accounts receivable from affiliated companies	2,494
Unbilled revenues	3,163
Materials and supplies	183
15,165

Property, Plant and Equipment:
Competitive energy	1,484
Less: Accumulated depreciation	774
710

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,621
Other	87
1,708

Total Assets	$ 17,583

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Advance from parent, non-interest bearing	$ 2,948
Notes payable to banks	155
Accounts payable	3,478
Accounts payable to affiliated companies	200
Accrued taxes	243
Other	98
7,122
Deferred Credits and Other Liabilities:
Other	792
792

Capitalization:
Common Stockholder's Equity:
Common stock, $0 par value 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	7,541
Retained earnings	2,128
Common Stockholder's Equity	9,669
Total Capitalization	9,669

Total Liabilities and Capitalization	$ 17,583

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 11,184	$ 20,526

Operating Expenses:
Operation -
Other	10,723	19,714
Restructuring and impairment charges	-	6,963
Depreciation	75	145
Total operating expenses	10,798	26,822
Operating Income/(Loss)	386	(6,296)
Other Income, Net	2	6
Income/(Loss) Before Income Tax Expense/(Benefit)	388	(6,290)
Income Tax Expense/(Benefit)	173	(2,132)
Net Income/(Loss)	$ 215	$ (4,158)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

BALANCE SHEET
(Unaudited)
June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 10
Total Assets	$ 10

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 5
5

Common Stockholder's Equity:
Common stock, $0 par value - authorized
20,000 shares; outstanding 100 shares	-
Capital surplus, paid in	10
Accumulated deficit	(5)
Common Stockholder's Equity	5
Total Capitalization	5
Total Liabilities and Capitalization	$ 10

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	1	2
Net Loss	$ (1)	$ (2)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 12
Accumulated deficit	(11)
Common Stockholder's Equity	1
Total Capitalization	1
Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 482
Receivables, net	3,278
Accounts receivable to affiliated companies	20
Unbilled revenues	1,855
Taxes receivable	2,063
Materials and supplies	137
7,835

Property, Plant and Equipment:
Competitive energy	346
Less: Accumulated depreciation and amortization	148
198

Deferred Debits and Other Assets:
Accumulated deferred income taxes	2,482
Purchased intangible assets, net	74
2,556

Total Assets	$ 10,589

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 8,400
Advance from parent, non-interest bearing	250
Accounts payable	646
Accounts payable to affiliated companies	1
Other	46
9,343

Deferred Credits and Other Liabilities:
Other	186
186

Capitalization:
Long-Term Debt from NU Parent	4,450

Common Stockholder’s Equity:
Common stock, $0 par value - 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,000
Accumulated deficit	(8,390)
Common Stockholder’s Equity	(3,390)
Total Capitalization	1,060

Total Liabilities and Capitalization	$ 10,589

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ 2,902	$ 5,188

Operating Expenses:
Other	3,935	8,941
Restructuring and impairment charges	-	7,668
Depreciation	21	44
Total operating expenses	3,956	16,653
Operating Loss	(1,054)	(11,465)
Other Income, Net	1	1
Interest Expense, Net	137	256
Loss Before Income Tax Benefit	(1,190)	(11,720)
Income Tax Benefit	(465)	(4,605)
Net Loss	$ (725)	$ (7,115)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

GREENPORT POWER, LLC

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 50
Total Assets	$ 50

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Accounts payable	$ 47
47
Member's equity	3
Total Liabilities and Member's Equity	$ 50

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.

GREENPORT POWER, LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2005	2005
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 113
Notes receivable from affiliated companies	110,400
Notes and accounts receivable	569
Accounts receivable from affiliated companies	2,600
Taxes receivable	31,657
Derivative assets - current	3,811
Prepayments	570
149,720
Deferred Debits and Other Assets:
Investments in subsidiary companies, at equity	2,580,168
Other	12,949
2,593,117

Total Assets	$ 2,742,837

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ 147,000
Long-term debt - current portion	20,000
Accounts payable	786
Accounts payable to affiliated companies	1,337
Accrued interest	5,649
Other	23,426
198,198

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	2,899
Other	1,764
4,663

Capitalization:
Long-Term Debt	437,607

Common Shareholders' Equity:
Common shares, $5 par value - authorized
225,000,000 shares; 151,657,618 shares issued and
129,695,191 shares outstanding	758,288
Capital surplus, paid in	1,121,635
Deferred contribution plan - employee stock
ownership plan	(53,776)
Retained earnings	635,221
Accumulated other comprehensive income	1,111
Treasury stock, 19,638,426 shares	(360,110)
Common Shareholders' Equity	2,102,369
Total Capitalization	2,539,976

Total Liabilities and Capitalization	$ 2,742,837

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

STATEMENTS OF INCOME
(Unaudited)

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
	(Thousands of Dollars)

Operating Revenues	$ -	$ -

Operating Expenses:
Other	2,366	4,443
Operating Loss	(2,366)	(4,443)

Interest Expense	7,824	15,427

Other Loss, Net:
Equity in losses of subsidiaries	(24,876)	(140,531)
Other	4,511	9,061
Other loss, net	(20,365)	(131,470)
Loss Before Income Tax Benefit	(30,555)	(151,340)
Income Tax Benefit	(2,851)	(5,917)
Net Loss	$ (27,704)	$ (145,423)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Select Energy, Inc.
Select Energy New York, Inc.
Northeast Generation Services Company
E.S. Boulos Company
NGS Mechanical, Inc.
Woods Electrical Co., Inc.
Greenport Power, LLC
Select Energy Contracting, Inc.
Reeds Ferry Supply Co., Inc.
HEC/Tobyhanna Energy Project, Inc.
HEC/CJTS Energy Center LLC
ERI/HEC EFA-Med, LLC
Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.

About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries.  NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO).  Other subsidiaries include Holyoke Water Power Company (HWP), a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies.  Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.  Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries.  Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company (NGS) and its subsidiaries, Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields.  Northeast Generation Company (NGC) acquires generation facilities.  E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS.  Greenport Power, LLC (Greenport) was a joint venture that was 50 percent owned by NGS.  Select Energy Contracting, Inc. (Select Energy Contracting) and Reeds Ferry Supply Co., Inc. (Reeds Ferry) are wholly owned subsidiaries of NU Enterprises.  HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna) and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI.  Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI.  Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment.  The merchant energy business segment includes Select Energy's wholesale and retail businesses.  The energy services business segment consists of the operations of NGS, Select Energy Contracting, Reeds Ferry,  SESI and Woods Network.

NU Enterprises Divestitures: NU Enterprises continues to work toward the goal of exiting the wholesale marketing business by the end of 2005.  NU Enterprises is continuing to evaluate several alternatives to accomplish this goal, including selling the wholesale portfolio of contracts, restructuring long-term wholesale contracts, and serving out some or all of the remaining contracts until they expire.  During the second quarter of 2005, NU Enterprises solicited bids from firms that wanted to purchase all or a large portion of the wholesale portfolio of contracts with 28 firms expressing interest in the wholesale portfolio of contracts and 15 firms submitting indicative bids.

In parallel, NU Enterprises is restructuring its long-dated contract obligations and has reached agreements to buy out 6 of the 15 municipal contracts that are being sold.  Those 6 contracts, which account for over 20 percent of the value of these load obligations, will terminate between September 1, 2005 and March 1, 2006.  Active negotiations are continuing with the other 9 municipalities, and NU Enterprises remains hopeful that it will be able to renegotiate or sell all of those contracts in 2005 under acceptable terms.

NU Enterprises is also seeking to divest the contracts to serve a number of investor-owned utilities in New England and PJM over the next three years.  These contracts currently total approximately 26 million megawatt-hours of sales obligations.  Approximately 75 percent of the sales and purchase obligations are for delivery over the next 12 months.  These contracts are essentially volumetrically balanced based on the company's projected load obligations; however, load variability could result in an inbalance.  Such an inbalance or significant changes in basis prices could have material economic consequences.  If NU Enterprises cannot sell this portfolio of contracts on acceptable terms, then contracts would be divested individually or served out.

NU Enterprises continues to work to complete the divestiture of its energy services businesses by the end of 2005.  During the second quarter of 2005, a number of parties have expressed interest in those companies and NU Enterprises was in the process of receiving and analyzing bids for several of these businesses with the expectation of selling these businesses by the end of 2005.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58.  These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6, Section A.

2.

About Select Energy

NU Enterprises’ merchant energy business segment includes Select Energy’s wholesale marketing and retail marketing businesses.  The wholesale business primarily services firm requirements sales to local distribution companies and bilateral sales to other counterparties.  Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.  Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Columbia, and is a licensed retail electricity supplier in the state of Ohio.

3.

About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.

About NGS

NGS provides management, operation and maintenance services to affiliated-owned assets within NU Enterprises.

5.

About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont.  Boulos is wholly owned by NGS.

6.

About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York.  NGS Mechanical is wholly owned by NGS.

7.

About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut, and is a wholly owned subsidiary of NGS.  Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.

About Greenport

Greenport was a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport - Long Island, New York.  Greenport was 50 percent owned by NGS and was dissolved on July 21, 2005.

9.

About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.

About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.

About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.

About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.

About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  ERI/HEC is 50 percent owned by SESI.

14.

About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services.

15.

Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and is subject to the provisions of the 1935 Act through June 30, 2005.  Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

On August 8, 2005, President Bush signed a comprehensive federal energy legislation act repealing the 1935 Act and adopting provisions designed to facilitate the construction of natural gas and electric transmission facilities.  NU is currently evaluating the impact of this legislation.

16.

Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

17.

Wholesale Marketing Contract Changes

NU Enterprises recorded $69.6 million and $258.5 million of pre-tax wholesale contract market changes for merchant energy for the three months and six months ended June 30, 2005, respectively, related to the changes in the fair value of wholesale contracts that the company is in the process of divesting.  A summary of those pre-tax charges (credits) is as follows (millions of dollars):

	First Quarter 2005	Second Quarter 2005	Year-to-Date
Mark-to-market on long-term wholesale electricity contracts	$ 294.3	$ 64.2	$ 358.5
Mark-to-market on retail marketing supply contracts and other wholesale contracts	(105.4)	5.4	(100.0)
Totals	$ 188.9	$ 69.6	$ 258.5

Second Quarter:  The $64.2 million for the second quarter ended June 30, 2005, relates to the change since March 31, 2005 in the negative mark-to-market on certain long-term below-market wholesale electricity contracts.  The decision in March 2005 to exit the wholesale marketing business changed management’s conclusion regarding the likelihood that these wholesale marketing contracts would result in physical delivery to customers.  This in turn resulted in a change in the first quarter of 2005 from accrual accounting to fair value accounting for the wholesale marketing contracts.  NU Enterprises is seeking to divest these contracts.

The $5.4 million relates to a decrease in the mark-to-market on certain retail marketing supply contracts and other wholesale contracts  related to electricity for delivery to customers primarily in 2005 and 2006.

Included in the mark-to-market on long-term wholesale electricity contracts is a $15.7 million and $70.2 million pre-tax mark-to-market charge for the three and six months ended June 30, 2005, respectively, related to an intercompany contract between Select Energy and CL&P.  The contract extends through 2013 at below current market prices for CL&P.  This contract is part of CL&P’s stranded costs, and benefits received by CL&P under this contract are provided to CL&P’s ratepayers.  A $2.8 million pre-tax mark-to-market charge for the three months ended March 31, 2005, was recorded as wholesale contract market changes by Select Energy for the intercompany contract between Select Energy and WMECO for default service from April to June of 2005.  There were no wholesale contract market changes in the second quarter of 2005 as this contract expired on June 30, 2005.  WMECO’s benefits under this contract will be provided to ratepayers in the form of lower than market default service rates.  These charges were not eliminated in consolidation because on a consolidated basis NU retains the over-market obligation to the ratepayers of CL&P and WMECO.

First Quarter:  The $294.3 million first quarter 2005 loss in the above table was reflected as follows in the first quarter Form U-9C-3:

•

$257.7 million pre-tax mark-to-market loss on long-term wholesale electricity contracts for the three months ended March 31, 2005 was previously included in restructuring and impairment charges;

•

$36.6 million pre-tax mark-to-market contract asset write-offs were previously included in restructuring and impairment charges.  These mark-to-market contract asset write-offs directly related to the long-term wholesale electricity contracts.

The $105.4 million first quarter 2005 gain in the above table was reflected as follows in the first quarter Form U-9C-3:

•

$94 million pre-tax mark-to-market gains on retail marketing supply contracts which NU Enterprises was seeking to divest.  During the second quarter of 2005, management elected to retain some of these contracts.  Changes in the mark-to-market for those contracts which are being retained are and will continue to be reflected in fuel, purchased and net interchange power.  Originally, retail electric supply was sourced along with the wholesale supply by the wholesale marketing business.  As a result of the decision to exit the wholesale marketing business, these purchase contracts with a positive market value of $94 million at March 31, 2005 were required to be marked-to-market.

•

$25.8 million of pre-tax mark-to-market gains on other wholesale contracts for the three months ended March 31, 2005 was previously included in restructuring and impairment charges;

•

$14.4 million pre-tax loss primarily associated with a contract termination payment was previously included in restructuring and impairment charges.

18.

Restructuring and Impairment Charges and Assets Held For Sale

Restructuring and Impairment Charges:  NU Enterprises recorded $2 million and $41.9 million of pre-tax restructuring and impairment charges for the three and six months ended June 30, 2005 for the companies included in this Form U-9C-3 related to the decision to exit the wholesale marketing business and to divest its energy services businesses.  A summary of those pre-tax charges is as follows (millions of dollars):

	First Quarter 2005	Second Quarter 2005	Year-to-Date
Merchant Energy:
Impairment Charges	$ 7.2	$ -	$ 7.2
Restructuring Charges	-	1.0	1.0
Subtotal	7.2	1.0	8.2
Energy Services:
Impairment Charges	32.7	0.8	33.5
Restructuring Charges	-	0.2	0.2
Subtotal	32.7	1.0	33.7
Totals	$39.9	$2.0	$41.9

On March 9, 2005, NU announced that it had completed its comprehensive review of the NU Enterprises businesses.  In the first quarter of 2005, an exclusivity agreement intangible asset totaling $7.2 million related to the merchant energy business was written off.

NU Enterprises has hired an outside firm to assist in valuing its energy services businesses and their divestiture.  Based in part on that firm's work, the company concluded that $27.6 million of goodwill associated with those businesses and $5.1 million of intangible assets were impaired as of March 31, 2005.  An impairment charge of $32.7 million was recorded for the three months ended March 31, 2005.

In the second quarter of 2005, pre-tax restructuring costs totaling $1 million were recorded by merchant energy related to professional fees, employee-related and other costs.  In the second quarter of 2005, the energy services businesses recorded an additional impairment charge of $0.8 million due to the impairment of certain fixed assets and other pre-tax restructuring costs totaling $0.2 million related to professional fees, employee-related and other costs in conjunction with the divestiture of the energy services businesses.  Additional restructuring charges will be recognized as incurred and may include net losses on the disposition of wholesale marketing contracts (including the value of full requirements electricity contract quantities to be delivered in excess of their notional amounts recognized in wholesale market contract changes), professional fees and employee-related and other costs.

Assets Held for Sale:  On March 9, 2005, NU Enterprises announced that it would explore ways to divest its energy services businesses in a manner that would maximize their value.  Certain assets and liabilities of Select Energy Contracting, Inc. - New Hampshire (SECI-NH), a division of Select Energy Contracting that provides mechanical and electrical contracting services in new construction and service contracts, are currently being accounted for as held for sale, at the lower of carrying amount or fair value less cost to sell.  SECI-NH is reported as part of the services and other segment of NU Enterprises.  Management expects to complete this sale by the end of 2005.

For SECI-NH, the major classes of assets and liabilities held for sale were accounts receivable of $5 million and accounts payable of $3 million.

19.

Derivative Instruments, Market Risk Information and Other Risk Management Activities

A.

Derivative Instruments

Contracts that are derivatives and do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are recorded at fair value with changes in fair value included in earnings.  For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur.  For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings.  Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value with changes in fair value recognized currently in earnings.  Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recognized in revenue and expense when such deliveries occur.

There was a negative pre-tax impact of $0.3 million recognized in earnings in the second quarter 2005 for the ineffective portion of cash flow hedges.  A negative pre-tax $0.7 million was recognized in earnings in the second quarter 2005 for the ineffective portion of fair value hedges.  The changes in the fair value of both the fair value hedges and the natural gas inventory being hedged are recorded in earnings.

The table below summarizes current and long-term derivative assets and liabilities at June 30, 2005.  At June 30, 2005, derivative assets and liabilities have been segregated between wholesale, retail and hedging amounts.  Management is in the process of divesting the contracts included in the wholesale category as a result of the March 9, 2005 decision to exit this portion of the business.

At June 30, 2005
(Millions of Dollars)	Assets		Liabilities
	Current	Long-Term	Current	Long-Term	Net Total
NU Enterprises:
Wholesale	$203.6	$182.5	$(286.1)	$ (350.0)	$ (250.0)
Retail	17.1	5.8	(1.3)	(0.4)	21.2
Hedging	7.3	3.1	(6.3)	-	4.1
Total	$228.0	$191.4	$(293.7)	$(350.4)	$(224.7)

The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties.  At June 30, 2005, Select Energy had $419.4 million of derivative assets from retail, wholesale, and hedging activities.  These assets are exposed to counterparty credit risk.  However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash.

The amounts above do not include option premiums paid, which are recorded as prepayments and amounted to $14.6 million related to wholesale activities at June 30, 2005.  These amounts also do not include option premiums received, which are recorded as other current liabilities and amounted to $13.3 million related to wholesale activities at June 30, 2005.

NU Enterprises - Wholesale:  Certain derivative contracts are part of Select Energy's wholesale activities that the company is in the process of exiting.  These contracts also include other wholesale and retail short-term and long-term electricity supply and sales contracts, which include contracts to sell electricity to utilities under full requirements contracts and contracts to sell electricity to municipalities with terms up to eight remaining years.  The fair value of the natural gas contracts was primarily determined by prices provided by external sources and actively quoted markets.  The fair value of electricity contracts was determined by prices from external sources for years through 2008 and by models based on natural gas prices and a heat-rate conversion factor to electricity for subsequent periods.  In addition, to gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducted limited energy trading activities in electricity, natural gas, and oil, and therefore, experienced net open positions.  Select Energy manages open trading positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.   Derivatives used in wholesale activities are recorded at fair value and included as derivative assets or liabilities.  Changes in fair value are recognized in earnings in the period of change.  The net fair value position of the wholesale portfolio at June 30, 2005 was a liability of $250 million.

NU Enterprises - Retail:  Select Energy manages its portfolio of retail marketing contracts to maximize value while operating within NU's corporate risk tolerance.  Select Energy generally acquires retail customers in smaller increments than it acquired wholesale customers, which while requiring careful sourcing, allows energy purchases to be acquired in smaller increments with lower risk.  However, fluctuations in prices, fuel costs, competitive conditions, regulations, weather, transmission costs, lack of market liquidity, plant outages and other factors can all impact the retail business adversely from time to time.

From time to time, the retail marketing business line is required to enter into contracts that cannot immediately receive accrual accounting and therefore, changes in fair value are required to be marked-to-market via the income statement.

Derivatives used in retail activities are recorded at fair value and included as derivative assets or liabilities.  Changes in fair value are recognized in earnings in the period of the change.  The net fair value position of the retail portfolio at June 30, 2005 was an asset of $21.2 million.

Select Energy's retail portfolio includes New York Mercantile Exchange (NYMEX) futures, financial swaps, and options, the fair value of which is based on closing exchange prices; over-the-counter forwards, and financial swaps, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources, financial transmission rights and transmission congestion contracts, the fair value of which is based on historical settlement prices as well as external sources.

NU Enterprises - Hedging:  Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales and purchase commitments to certain retail customers.  Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements.  These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity or natural gas.  A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income.  Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2010.  Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts.  Under these contracts, which also extend through 2010, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements.  At June 30, 2005 the NYMEX futures contracts had notional values of $44.9 million and were recorded at fair value as derivative assets totaling $6.4 million and derivative liabilities of a negative $0.4 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006. These instruments include forwards, futures, options, financial collars, financial transmission rights and swaps. These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $4 million and derivative liabilities of $6 million at June 30, 2005.

Select Energy hedges certain amounts of natural gas inventory with gas futures, options and swaps, some of which are accounted for as fair value hedges.  Changes in the fair value of hedging instruments and natural gas inventory are recorded in earnings.  The change in fair value of the futures, options and swaps were included in derivative liabilities and amounted to $0.7 million at June 30, 2005.  The change in fair value of the hedged natural gas inventory was $37,000 at June 30, 2005.

B.

Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks (including where applicable capacity and ancillary components).  Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity price components, or other similar price changes.  Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity components, contract prices and market prices represented by each derivative contract.  For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.  Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

NU Enterprises - Retail Marketing and Generation Portfolios:  When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil on the retail marketing and generation portfolios, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its retail marketing and generation portfolios, which includes cash flow and fair value hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices.  At June 30, 2005, a 10 percent increase in market price would have resulted in a pre-tax increase in fair value of $150.5 million ($94.8 million after-tax) and a 10 percent decrease would have resulted in a pre-tax decrease in fair value of $148.2 million ($93.4 million after-tax).

The impact of a change in electricity, natural gas and oil prices on Select Energy's wholesale and retail marketing portfolio at June 30, 2005, is not necessarily representative of the results that will be realized when these contracts are physically delivered.  Most contracts in the retail marketing and generation portfolios are accounted for at delivery, and changes in fair value are not expected to impact earnings.

NU Enterprises – Wholesale Transactions to be Divested:  Wholesale contracts include contracts that were marked-to-market.  These contracts included certain long-term below market wholesale electricity contracts, certain shorter-term wholesale contracts of three years or less and certain wholesale electricity positions that were obtained to support Select Energy's retail marketing contracts.  At June 30, 2005, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices of those contracts.  A 10 percent increase would have resulted as a pre-tax decrease in fair value of $76.6 million ($48.4 million after-tax) and a 10 percent decrease would have resulted in a pre-tax increase in fair value of $75.6 million ($47.6 million after-tax) for the restructuring transactions.

The impact of a change in electricity and natural gas prices on Select Energy's wholesale transactions at June 30, 2005, are not necessarily representative of the results that will be realized when these contracts are physically delivered.  These transactions are accounted for at fair value, and changes in market prices impact earnings.

C.

Other Risk Management Activities

Credit Risk Management:  Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of its contractual obligations.  NU serves a wide variety of customers and suppliers that include IPPs, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers.  Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts.  This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU’s risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.  These risk management policies are being revised in light of NU Enterprises' change in focus from wholesale marketing to retail marketing and merchant generation.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy.  Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions.  These policies require an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.  This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts.  The appropriateness of these limits is subject to continuing review.  Concentrations among these counterparties may impact Select Energy’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At June 30, 2005, Select Energy maintained collateral balances from counterparties of $102.2 million.  This amount is included in other current liabilities on the accompanying consolidated balance sheets.  Select Energy also has collateral balances deposited with counterparties of $82.2 million at June 30, 2005.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES (Registered Holding Company)

By:	/s/ John P. Stack
(Signature of Signing Officer)

John P. Stack

Vice President - Accounting and Controller

Date	August 29, 2005